UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
			        (Amendment No. )*


                          VERTICAL CAPITAL INCOME FUND
                                (Name of Issuer)

                          SHARES OF BENEFICIAL INTEREST
                         (Title of Class of Securities)

                                    92535C104
                                 (CUSIP Number)


          Relative Value Partners Group, LLC, 1033 Skokie Blvd, Suite 470
		       Northbrook, IL 60062, 847-513-6300
		  (Name, Address and Telephone Number of Person
		Authorized to Receive Notices and Communications)

			      September 14, 2020
	  (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [x]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 92535C104	 	13D	 	Page 2 of 9 Pages

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1.	NAMES OF REPORTING PERSONS
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

	Relative Value Partners Group, LLC  TIN 47-4067697
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2.	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(see instructions)
(a)    [ ]
(b)    [ ]
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3.	 SEC USE ONLY

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4. 	SOURCE OF FUNDS (see instructions)


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5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
	ITEMS 2(d) or 2(e)     [ ]
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6. 	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 	7.	SOLE VOTING POWER: 1,773,596

 	8.	SHARED VOTING POWER:0

 	9.	SOLE DISPOSITIVE POWER: 1,773,596

 	10. 	SHARED DISPOSITIVE POWER:0
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11. 	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,773,596
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12. 	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	(see instructions)    [ ]
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13. 	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	17.1%
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14. 	TYPE OF REPORTING PERSON (see instructions)

	IA
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CUSIP No. 92535C104	 	13D	 	Page 3 of 9 Pages
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Item 1.  Security and Issuer.

This statement on Schedule 13D (this "Schedule 13D") relates to the shares of beneficial interest (the "Shares") of VERTICAL CAPITAL INCOME FUND.
(the "Issuer").

The address of the principal executive offices of the Issuer is: 80 Arkay Drive, Suite 110, Hauppauge, New York 11788.
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Item 2.  Identity and Background.

(a),(f) This Schedule D is being filed on behalf of Relative Value
Partners Group, LLC, a limited liability company organized under the laws of the State of Delaware (the "Reporting Person").

(b) The principal business address for the Reporting Person is 1033 Skokie Blvd, Suite 470, Northbrook, IL 60062.

(c) The Reporting Person is a registered investment adviser with the United States Securities and Exchange Commission.

(d) The Reporting Person has not been convicted of a criminal proceeding during the last five years.

(e) The Reporting has not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person is or was subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on finding any violation with respect to such laws.
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Item 3.  Source or Amount of Funds or Other Consideration.

Source or Amount of Funds or Other Consideration. The Reporting Person is not acquiring additional Shares that trigger the filing of this Schedule 13D. All of the Shares acquired by the Reporting Person were done on behalf of its advisory clients whose assets it manages on a discretionary basis.

This Schedule 13D filing was triggered, not by an acquisition of Shares, but by a change of intent from passive investment purpose to one to influence and/or control the Issuer. Any transactions in the Issuer that occur after the filing of this Schedule 13D will be made on behalf of the advisory clients whom the Reporting Person serves. All funds will be client funds,including advisory client funds that are funds of the principals of the Reporting Person. Individual advisory client accounts may be levered, but the Reporting Person as a whole has not borrowed or leveraged any assets to facilitate past purchases of the Issuer, nor will it do so for any purchases in the future.

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CUSIP No. 92535C104	 	13D	 	Page 4 of 9 Pages
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Item 4.  Purpose of Transaction.

Purpose of Transaction. The Adviser is filing this Schedule 13D to reflect a change from a passive investment purpose to one to influence and/or control the Issuer.

The Adviser has previously filed a Schedule 13G on March 5, 2020 to indicate ownership of over 10% of the Issuer.

The Reporting Person has not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

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Item 5.  Interest in Securities of the Issuer.

The following disclosures are based on 10,380,003 Shares of the Issuer outstanding as reported by Bloomberg as of September 14, 2020, the date by which the Reporting Person became required to file this statement:

(a) The Reporting Person owns 1,773,596 Shares, representing approximately 17.1% of the outstanding Shares of the Issuer.

(b) The Reporting Person has sole power of these shares to vote or direct the vote, or dispose or to direct the disposition.

(c) Over the 60 day period preceding the date of the event requiring the filing of this Schedule 13D Amendment, the Reporting Person purchased an aggregate of 241,074 Shares on the open market at an aggregate purchase price (excluding trading commissions and related administrative costs) of $2,367,433.27, and sold an aggregate of 19,472 Shares on the open market at an aggregate sales price (excluding trading commissions and related administrative costs) of $191,283.52, as follows:

--- On July 15, 2020, the Reporting Person bought 600 Shares at an average price of $9.65 per share;

--- On July 16, 2020, the Reporting Person bought 500 Shares at an average price of $9.60 per share;

--- On July 17, 2020, the Reporting Person bought 1,400 Shares at an average price of $9.662 per share;

--- On July 20, 2020, the Reporting Person sold 636 Shares at an average price of $9.715 per share;

--- On July 21, 2020, the Reporting Person bought 1,697 Shares at an average price of $9.687 per share;

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CUSIP No. 92535C104	 	13D	 	Page 5 of   Pages
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--- On July 22, 2020, the Reporting Person bought 3,819 Shares at an average price of $9.662 per share; and sold 643 Shares at an average price of $9.66 per share;

--- On July 23, 2020, the Reporting Person bought 4,050 Shares at an average price of $9.635 per share;

--- On July 24, 2020, the Reporting Person bought 1,000 Shares at an average price of $9.653 per share;

--- On July 28, 2020, the Reporting Person bought 400 Shares at an average price of $9.66 per share; and sold 200 Shares at an average price of $9.66 per shares;

--- On July 29, 2020, the Reporting Person bought 300 Shares at an average price of $9.732 per share;

--- On July 30, 2020, the Reporting Person bought 3,902 Shares at an average price of $9.62 per share;

--- On July 31, 2020, the Reporting Person bought 9,719 Shares at an average price of $9.663 per share;

--- On August 3, 2020, the Reporting Person bought 1,315 Shares at an average price of $9.701 per share;

--- On August 4, 2020, the Reporting Person bought 4,032 Shares at an average price of $9.666 per share; and sold 3,419 Shares at an average price of $9.673 per share;

--- On August 5, 2020, the Reporting Person bought 7,700 Shares at an average price of $9.673 per share;

--- On August 6, 2020, the Reporting Person bought 3,098 Shares at an average price of $9.688 per share;

--- On August 7, 2020, the Reporting Person bought 6,700 Shares at an average price of $9.676 per share;

--- On August 10, 2020, the Reporting Person bought 5,533 Shares at an average price of $9.684 per share;

--- On August 11, 2020, the Reporting Person bought 3,326 Shares at an average price of $9.712 per share;

--- On August 12, 2020, the Reporting Person sold 133 Shares at an average price of $9.692 per share;

--- On August 13, 2020, the Reporting Person bought 200 Shares at an average price of $9.76 per share; and sold 238 Shares at an average price of $9.743 per share;

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CUSIP No. 92535C104	 	13D	 	Page 6 of   Pages
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--- On August 14, 2020, the Reporting Person bought 3,245 Shares at an average price of $9.737 per share;

--- On August 17, 2020, the Reporting Person bought 5,054 Shares at an average price of $9.72 per share;

--- On August 18, 2020, the Reporting Person bought 4,300 Shares at an average price of $9.765 per share;

--- On August 19, 2020, the Reporting Person bought 3,500 Shares at an average price of $9.799 per share;

--- On August 20, 2020, the Reporting Person bought 1,750 Shares at an average price of $9.913 per share;

--- On August 21, 2020, the Reporting Person bought 2,500 Shares at an average price of $9.826 per share;

--- On August 24, 2020, the Reporting Person bought 1,000 Shares at an average price of $9.816 per share;

--- On August 25, 2020, the Reporting Person bought 10,324 Shares at an average price of $9.753 per share;

--- On August 26, 2020, the Reporting Person bought 2,700 Shares at an average price of $9.781 per share;

--- On August 27, 2020, the Reporting Person bought 5,775 Shares at an average price of $9.81 per share; and sold 3,724 Shares at an average price of $9.763 per share;

--- On August 28, 2020, the Reporting Person bought 9,842 Shares at an average price of $9.869 per share; and sold 300 Shares at an average price of $9.847 per share;

--- On August 31, 2020, the Reporting Person bought 11,737 Shares at an average price of $9.808 per share;

--- On September 1, 2020, the Reporting Person bought 14,800 Shares at an average price of $9.825 per share; and sold 2,776 Shares at an average price of $9.848 per share;

--- On September 2, 2020, the Reporting Person bought 8,800 Shares at an average price of $9.812 per share; and sold 237 Shares at an average price of $9.818 per share;

--- On September 3, 2020, the Reporting Person bought 2,101 Shares at an average price of $9.898 per share;

--- On September 4, 2020, the Reporting Person bought 2,900 Shares at an average price of $9.866 per share;

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CUSIP No. 92535C104	 	13D	 	Page 7 of   Pages
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--- On September 8, 2020, the Reporting Person bought 5,300 Shares at an average price of $9.759 per share;

--- On September 9, 2020, the Reporting Person bought 43,934 Shares at an average price of $9.940 per share;

--- On September 10, 2020, the Reporting Person bought 26,930 Shares at an average price of $9.940 per share;

--- On September 11, 2020, the Reporting Person bought 15,291 Shares at an average price of $9.948 per share; and sold 4,136 Shares at an average price of $9.949 per share;

--- On September 14, 2020, the Reporting Person sold 3,030 Shares at an average price of $9.95 per share;

(d) To the knowledge of the Reporting Person, other than described in this
Schedule 13D, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares owned by it.

(e) Not applicable.
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CUSIP No. 92535C104	 	13D	 	Page 8 of    Pages
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Item 6.  Contracts, Arrangements, Understandings or Relationships with
Respect to Securities of the Issuer.

Other than as described in this Schedule 13D, there are no contracts, arrangements, understandings, or relationships among the Reporting Person named in Item 2 above and any person with respect to any securities of the Issuer.
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Item 7.  Material to Be Filed as Exhibits.

Not applicable
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CUSIP No. 92535C104	 	13D	 	Page 9 of  Pages
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				SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


			    Relative Value Partners, LLC


                                 September 17, 2020
	                  -------------------------------
	                              DATE


	                        /s/ MAURY FERTIG
                          -------------------------------
                                    SIGNATURE

	                   MAURY FERTIG/MANAGING MEMBER
	                 --------------------------------
	                           NAME/TITLE